

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 19, 2021

Laurin Hahn
Co-Chief Executive Officer
Sono Group N.V.
Waldmeisterstraße 76
80935 Munich, Germany

>   **Re: Sono Group N.V.**
>   **Amendment No. 2 to Confidential Draft Registration Statement on Form F-1**
>   **Submitted September 20, 2021**
>   **CIK No. 0001840416**

Dear Mr. Hahn:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 filed September 20, 2021

Financial Statements, page F-1

1.   We note your responses to prior comments 7 and 9; however it is not clear to us what the terms and conditions of your customer reservations are or whether you believe a customer reservation represents a binding purchase agreement. Please explain to us the terms and conditions of your customer reservations and explain if/how you determined whether a customer reservation represents a binding purchase agreement. We also note your reference to IFRS 15.12 which indicates that (i) a contract with a customer does not exist if each party to the contract has the unilateral enforceable right to terminate a wholly unperformed contract without compensating the other party and that (ii) a contract is wholly unperformed if both of the following criteria are met: (a) the entity has not yet

transferred any promised goods or services; and (b) the entity has not yet received … any consideration in exchange for promised goods or services. Although you indicate, in the case of the advance payments, you have received considerations from the customer, it appears to us that essentially all the advance payments you have received will be fully refundable without penalty before you anticipate you will have the ability to perform under these agreements and, currently, it is not clear you will have the ability to perform. Since it appears your customers may have a unilateral enforceable right to terminate a customer reservation, without penalty, please more fully explain to us how you considered these factors in your determination that your situation is comparable to a stand-ready obligation as described in IFRS 15.BC50 resulting in a partially performed IFRS 15 contract.

You may contact Andi Carpenter at (202) 551-3645 or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Asia Timmons-Pierce at (202) 551-3754 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Krystian Czerniecki